UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-39766

Orla Mining Ltd.
(Translation of registrant’s name into English)

Suite 2020 - 666 Burrard Street
Vancouver, British Columbia,
V6C 2X8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Incorporation by Reference

Exhibit 99.2 (Management Information Circular) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant's Registration Statements on Form S-8 (File No. 333-272171), Form S-8 (File No. 333-290273) and Form F-10 (File No. 333-290267), each as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orla Mining Ltd.

Date: May 19, 2026	By:	/s/ Etienne Morin
	Name:	Etienne Morin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of meeting
99.2	Management Information Circular
99.3	Form of proxy
99.4	Modern Slavery Report
99.5	Financial Statements Request Form
99.6	Code of Business Conduct and Ethics